EXHIBIT 99
                   to Registrant's Annual Report on Form 10-K
                        for the year-ended June 30, 1998


                                  RISK FACTORS

     This Annual Report on Form 10-K, to which this Exhibit is appended, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that include, among others, statements by the Company with respect to (i) projected capital expenditures and costs and the timing thereof, (ii) projected dates of construction or acquisition of routes, commencement of service and completion of the DTI network, (iii) assumptions about the pricing of telecommunications services and (iv) assumptions about the cost and availability of the Company's telecommunications equipment. These forward-looking statements are subject to risks and uncertainties that could cause actual events or results to differ materially from those expressed or implied by the statements. The most important factors that could prevent the Company from achieving its stated goals include, but are not limited to, (a) failure to obtain substantial amounts of additional financing at reasonable costs and on acceptable terms, (b) failure to effectively and efficiently manage the expansion and construction of the Company's network, (c) failure to enter into additional indefeasible rights to use ("IRUs") and/or wholesale network capacity agreements, (d) failure to obtain and maintain sufficient rights-of-way, (e) intense competition and pricing decreases, (f) potential for rapid and significant changes in telecommunications technology and their effect on the Company's business, and (g) adverse changes in the regulatory environment. These cautionary statements should be considered in connection with any subsequent written or oral forward-looking statements that may be issued by the Company or on its behalf.

Limited History of Operations; Operating Losses and Negative Cash Flow

     Digital Teleport was formed in June 1989 and began offering telecommunications services in February 1994. Prospective investors, therefore, have limited historical financial information about the Company upon which to base an evaluation of the Company's performance. The Company must increase its revenue substantially in order to make payments on the Company's 12-1/2% Series B Senior Discount Notes due 2008 (the "Senior Discount Notes"). As a result of development and operating expenses, the Company has incurred significant operating and net losses to date. Operating losses for fiscal 1996, 1997, and 1998 were approximately $595,000, $1.1 million and $4.5 million, respectively. DTI's operations have resulted in negative EBITDA of $169,000, $259,000 and $2.4 million for fiscal 1996, 1997 and 1998, respectively. In addition, the Company's accumulated deficit was approximately $12.8 million at June 30, 1998. The Company may incur significant and possibly increasing operating losses and expects to generate negative net cash flows after capital expenditures during at least the next two years of the Company's expansion of the DTI network. The Company also expects to invest substantial funds to complete the DTI network during the next several years while the Company continues to develop and expand its telecommunications services and customer base. There can be no assurance that the Company will achieve or sustain profitability or generate sufficient positive cash flow to meet its debt service obligations and working capital requirements. If the Company cannot achieve operating profitability or positive cash flows from operating activities, it may not be able to service the Senior Discount Notes or to meet its other debt service or working capital requirements, which would have a material adverse effect on the Company.


                                      99-1

High Leverage; Ability to Service Indebtedness; Restrictive Covenants

    The Company is and will continue to be highly leveraged. As of June 30, 1998, the Company had approximately $277.5 million of indebtedness outstanding, all of which was evidenced by the Company's Senior Discount Notes. Because the Company is a holding company that conducts its business through Digital
Teleport, all existing and future indebtedness and other liabilities and commitments of the Company's subsidiary, including trade payables, are effectively senior to the Senior Discount Notes, and the Company's subsidiary will not be a guarantor of the Senior Discount Notes. As of June 30, 1998, Digital Teleport had aggregate liabilities of $300.9 million, including $16.8 million of deferred revenues. The indenture under which the Senior Discount Notes were issued ("Indenture") limits but does not prohibit the incurrence of additional indebtedness by the Company, and the Company expects to incur additional indebtedness in the future, some of which may be incurred by Digital Teleport and any future subsidiaries. The Company's leverage could result in certain adverse consequences which may include, among other things: (i) a substantial portion of the Company's cash flow will be dedicated to the payment of the Company's interest expense and may be insufficient to meet its payment obligations on the Senior Discount Notes, in addition to paying other indebtedness and obligations of the Company as they become due; (ii) the Company's ability to obtain any necessary financing in the future for completion of the DTI network or other purposes may be impaired; (iii) certain of the future borrowings by the Company may be at variable rates of interest that could cause the Company to be vulnerable to increases in interest rates; (iv) the Company may be more leveraged than certain of its competitors, which may place the Company at a competitive disadvantage; and (v) the Company's vulnerability to the effects of general economic downturns or to delays in or increases in the cost of completing the DTI network may be increased. The Company's ability to pay the principal of and interest on its indebtedness will depend upon the Company's future performance, which is subject to a variety of factors, uncertainties and contingencies, many of which are beyond the Company's control. There can be no assurance that the Company will generate sufficient cash flow in the future to enable it to meet its anticipated debt service requirements, including those with respect to the Senior Discount Notes.

    The Indenture imposes and will impose significant operating and financial restrictions on the Company, Digital Teleport and any future subsidiaries. These restrictions affect, and in certain cases significantly limit or prohibit, among other things, the ability of the Company and its subsidiary to incur certain indebtedness, pay dividends and make certain other restricted payments, create liens, permit other restrictions on dividends and other payments by Restricted Subsidiaries (as defined in the Indenture), issue and sell capital stock of Restricted Subsidiaries, guarantee certain indebtedness, sell assets, enter into transactions with affiliates or related persons, or consolidate, merge or transfer all or substantially all of their assets. There can be no assurance that such covenants will not adversely affect the Company's ability to finance its future operations or capital needs or to engage in other business activities. Further, there can be no assurance that the Company will have available, or will be able to acquire from alternative sources of financing, funds sufficient to repurchase the Senior Discount Notes in the event of a Change of Control (as defined in the Indenture).

    In addition, any future indebtedness incurred by the Company is likely to impose restrictions on the Company. Failure by the Company or its subsidiaries to comply with these restrictions could lead to a default under the terms of such indebtedness and the Senior Discount Notes, notwithstanding the ability of the Company to meet its debt service obligations. In the event of such a default, the holders of such indebtedness could elect to declare all such indebtedness to be due and payable, together with accrued and unpaid interest. In such event, a significant portion of the Company's indebtedness (including the Senior Discount Notes) may become immediately due and payable, and there can be no assurance that the Company would be able to make such payments or borrow sufficient funds from alternative sources to make any such payment. Even if additional financing could be obtained, there can be no assurance that it would be on terms that are acceptable to the Company.



                                      99-2

Substantial Capital Requirements

    The development of the Company's business and the installation and expansion of the DTI network have required and will continue to require substantial capital. In the past, the Company has funded its capital expenditures through a combination of advance payments for future telecommunications services received from certain major customers, private debt and equity financings and external borrowings. The Company is funding its future capital expenditure requirements through the net proceeds of the sale of the Senior Discount Notes ("Senior Discount Notes Offering"), advance payments under existing and additional IRUs and wholesale network capacity agreements, and available cash flow from operations, if any. In addition, the Company may seek borrowings under bank credit facilities and additional debt or equity financings. The Company estimates that total capital expenditures necessary to complete the DTI network will be approximately $780 million, of which the Company had expended $81 million as of June 30, 1998. During the balance of calendar 1998 and all of calendar 1999, the Company anticipates its capital expenditure priorities will be focused principally on expanding from its existing Missouri/Arkansas base by building additional regional rings that adjoin existing rings and those that initiate new rings in areas in which strong carrier interest has been expressed. The Company anticipates that its existing financial resources will be adequate to fund the above-mentioned priorities and its existing capital commitments, principally payments required under existing preliminary and definitive IRU and short-term lease agreements, totaling $133 million which are payable in varying installments over the period through December 31, 1999. In addition, the Company has a commitment at June 30, 1998 for eight pieces of switching equipment totaling $15 million which is cancelable upon the payment of a cancellation fee of $42,000 for each of the remaining unpurchased switches. The Company also may require additional capital in the future to fund operating deficits and net losses and for potential strategic alliances, joint ventures and acquisitions. These activities could require significant additional capital not included in the foregoing estimated capital requirements.

    The Company is in various stages of discussions with potential customers for additional IRUs and wholesale network capacity agreements. There can be no assurance, however, that the Company will continue to obtain advance payments from customers prior to commencing construction of, or obtaining IRUs for, planned routes, that it will be able to obtain financing under any credit facility or that other sources of capital will be available on a timely basis and on terms that are acceptable to the Company and within the restrictions under the Company's existing financing arrangements, or at all. If the Company fails to obtain the capital required to complete the DTI network, the Company could modify, defer or abandon plans to build or acquire certain portions of the DTI network. The failure of the Company, however, to raise the substantial capital required to complete the DTI network could have a material adverse effect on the Company and its ability to make payments on the Senior Discount Notes.

    The Company's expectation of required future capital is based on the Company's current estimates and network expansion schedule. The actual amount and timing of DTI's future capital requirements may differ materially from its current estimates depending on demand for the Company's services, the Company's ability to implement its current business strategy and regulatory, technological and competitive developments in the telecommunications industry. There can be no assurance that actual expenditures will not differ significantly from such estimates. The Company may seek to raise additional capital from public or private equity or debt sources. There can be no assurance that the Company will be able to raise such capital on satisfactory terms or at all. If the Company decides to raise additional capital through the incurrence of debt, the Company may become subject to additional or more restrictive financial covenants. In the event that the Company is unable to obtain such additional capital on acceptable terms or at all, the Company may be required to reduce the scope or pace of deployment of the DTI network, which could materially adversely affect the Company's business, results of operations and financial condition and its ability to compete and to make payments on the Senior Discount Notes.

Risks Related to Completing the DTI Network and Increasing Traffic Volume; Non-Compliance with Construction Schedules

    The Company's ability to achieve its strategic objectives will depend in large part upon the successful, timely and cost-effective completion of the DTI network, as well as on achieving substantial traffic volumes on the DTI network. The completion of the DTI network may be affected by a variety of factors, uncertainties and contingencies, many of which are beyond the Company's control.



                                      99-3

    The successful and timely completion of the DTI network will depend upon, among other things, the Company's ability to (i) obtain substantial amounts of additional capital and financing, at reasonable costs and on satisfactory terms and conditions, (ii) effectively and efficiently manage the construction and acquisition of the planned DTI network route segments, (iii) obtain IRUs from other carriers on satisfactory terms and conditions and at reasonable prices,
(iv) access  markets and enter into  additional  customer  contracts  to sell or lease high volume capacity on the DTI network and (v) obtain additional franchises, permits and rights-of-way to permit it to complete its planned strategic routing. Successful completion of the DTI network also will depend upon the Company's ability to procure commitments from suppliers and third-party contractors with respect to the supply of certain equipment and construction of network facilities and timely performance by such suppliers and third-party contractors of their obligations. There can be no assurance that the Company will obtain sufficient capital and financing to fund its currently planned capital expenditures, successfully manage construction, sell fiber and capacity to additional customers, meet contractual timetables for future services, or maintain existing and acquire necessary additional franchises, permits and rights-of-way. Any failure by DTI to accomplish these objectives may significantly delay or prevent, or substantially increase the cost of, completion of the DTI network, which would have a material adverse effect on the Company's business, financial condition and results of operations.

    Certain of the Company's customer contracts provide for reduced payments and varying penalties for late delivery of route segments and allow the customers, after expiration of grace periods, to delete such non-delivered segment from the system route to be delivered. The Company is currently not in compliance with construction schedules under contracts with two of its customers. The Company has received notice from a customer that it intends to set off against amounts payable to the Company $15,000 per month, which as of June 30, 1998 totaled approximately $90,000 (in addition to $400,000 previously set off against other payments) as damages and penalties under the Company's contract with that customer due to the failure by the Company to meet certain construction deadlines, and such customer reserved its rights to seek other remedies under the contract. The Company believes that if such $90,000 setoff were to be made, it would not be material to the Company's business, financial position or results of operations. The Company is behind schedule with respect to such contract as a result of such customer's not obtaining on behalf of the Company certain rights-of-way required for completion of certain network facilities, and the Company's limitations on its financial and human resources, particularly prior to the Senior Discount Notes Offering. The Company has obtained alternative rights-of-way and hired additional construction supervisory personnel to accelerate the completion of such construction. Upon completion and turn-up of services, such customer is contractually required to pay the Company a lump sum of approximately $4.2 million for the Company's telecommunications services over its network. The Company is also behind schedule in the construction of fiber optic facilities for another customer, which facilities were to have been completed in December 1997, primarily as a result of a delay in obtaining rights-of-way required for completion of certain network facilities, and the Company's limitations on its financial and human resources, particularly prior to the Senior Discount Notes Offering. The Company has obtained the needed right-of-way, and will utilize other publicly available rights-of-way, and, as indicated above, has hired additional construction supervisory personnel. Upon completion, such customer will begin paying the Company $133,000 per month for the use of such completed facilities. There can be no assurance that such customers or other customers will not in the future find the Company to have materially breached its contracts, that such customers will not terminate such contracts or that such customers will not seek other remedies.

    Under its agreement with the Missouri Highway and Transportation Commission ("MHTC"), the Company has the exclusive right to build a long-haul, fiber optic network along the interstate highway system in Missouri in exchange for providing to MHTC long-haul telecommunications services along such network. The MHTC Agreement requires the Company to build a total of approximately 1,200 route miles by the end of 1998, certain portions of which must be built prior to such time. The Company also must complete construction of an additional 800 miles by the end of 1999 to maintain its rights to such additional routes. Over 1,700 route miles of the entire 2,000-mile network have been completed; however, the Company did not meet an intermediate construction deadline for the construction of approximately 30 route miles but has received from MHTC a waiver of such construction delay and an extension of the 30-mile completion date to October 1, 1998. The Company expects to complete such construction prior to such date except where delayed by unattained permits The Company may lose its exclusive rights under the MHTC Agreement only in the event of its breach and failure to timely exercise its right to cure within sixty days of notice if any such breach, which would allow MHTC to terminate the MHTC Agreement. As of


                                      99-4

September 30, 1998, the Company has not received any notice of breach that has not been waived or cured. The failure by the Company to meet the remaining deadline and the loss of its exclusive rights to routes constructed in accordance with the MHTC Agreement could have a material adverse effect on the Company's business, financial condition and results of operations and its ability to make payments on the Senior Discount Notes.

Competition

    The telecommunications industry is highly competitive. The Company competes and, as it expands its network, expects to continue to compete with numerous established facilities-based IXCs, ILECs and CLECs. Many of these competitors have substantially greater financial and technical resources, long-standing relationships with their customers and the potential to subsidize competitive services from less competitive service revenues. DTI is aware that other facilities-based providers of local and long distance telecommunications services are planning and constructing additional networks that, if and when completed, could employ advanced fiber optic technology similar to, or more advanced than, the DTI network. Such competing networks may also have operating capability similar to, or more advanced than, that of the DTI network and be positioned geographically to compete directly with the DTI network for many of the same customers along a significant portion of the same routes.

    The Company competes primarily on the basis of price, transmission quality, reliability and customer service and support. Prices have been declining and are expected to continue to do so. The Company's competitors in carrier's carrier services include many large and small IXCs, including AT&T, Sprint, MCI WorldCom, IXC Communications, Qwest Communications International Inc. ("Qwest") and McLeod USA Incorporated, Inc. ("McLeod"). The Company competes with both LECs and IXCs in its end-user business. In the end-user private line services market, the Company's principal competitors are SBC Communications, Inc. ("SBC"), GTE and Sprint/United Telephone. In the local exchange market, the Company expects to face competition from ILECs and other competitive providers, including non-facilities based providers, and, as the local access markets become opened to IXCs under the Telecommunications Act of 1996 (the "Telecom Act"), from long distance providers.

    MCI WorldCom, together with its wholly owned subsidiaries MFS Communications Company, Inc. ("MFS") and Brooks Fiber Properties, Inc. ("Brooks Fiber"), currently provide both local exchange and long distance telecommunications services throughout the United States. AT&T has announced its agreement to acquire Teleport Communications Group, Inc. ("TCG"), a facilities-based CLEC with networks in operation in 57 markets in the United States, SBC has announced agreements to acquire Ameritech Corp. ("Ameritech"), one of the original seven Regional Bell Operating Companies ("RBOCs"), and Southern New England Telecommunications Corp. ("SNET") and Bell Atlantic Corp. ("Bell Atlantic") has recently announced its intention to acquire GTE. Further, Qwest, a communications provider building a 18,449-mile fiber optic network in the United States, announced its agreement to acquire LCI International Inc., a retail long distance provider, which acquisition would create the nation's fifth largest long distance company. The Company also believes that high initial network cost and low marginal costs of carrying long distance traffic have led to a trend among non-facilities-based carriers to consolidate in order to achieve economies of scale. Such consolidation among significant telecommunications carriers could result in larger, better capitalized competitors that can offer a "one-stop shopping" combination of long distance and local switched services in many of DTI's target markets.

    Certain companies, such as Level 3 Communications Inc. ("Level 3") have recently announced efforts to use Internet technologies to supply telecommunications services, potentially leading to a lower cost of supplying these services and therefore increased pressure on IXCs and other telecommunications companies to reduce their prices. There can be no assurance that the Company's IXC and other carrier customers will not experience substantial decreases in call volume or pricing due to competition from Internet-based telecommunications, which could lead to a decreased need for the Company's services, or a reduction in the amount these companies are willing or able to pay for the Company's services. There can also be no assurance that the Company will be able to offer its telecommunications services to end users at a price that is competitive with the Internet-based telecommunications services offered by these new companies. The Company does not currently market to Internet service providers ("ISPs") and therefore may not realize any revenues from the Internet-based telecommunications market. If the Company does commence marketing to ISPs, there can be no assurance that it will be able to do so successfully, which would have a material adverse effect on the Company's business, financial condition and results of operations.



                                      99-5

    In addition to IXCs and LECs, entities potentially capable of offering services in competition with the DTI network include cable television companies, such as Tele-Communications, Inc. ("TCI"), the second-largest cable television company in the United States, which AT&T has agreed to acquire, electric utilities, microwave carriers, wireless telephone system operators and large subscribers who build private networks. Previous impediments to certain utility companies entering telecommunications markets under the Public Utility Holding Company Act of 1935 were also removed by the Telecom Act, at the same time creating both a new competitive threat and a source of strategic business and customer relationships for DTI.

    In the future, the Company may be subject to more intense competition due to the development of new technologies, an increased supply of transmission capacity, the consolidation in the industry among local and long distance service providers and the effects of deregulation resulting from the Telecom Act. The telecommunications industry is experiencing a period of rapid technological evolution, marked by the introduction of new product and service offerings and increasing satellite transmission capacity for services similar to those provided by the Company. For instance, recent technological advances permit substantial increases in transmission capacity of both new and existing fiber, and certain companies have begun to deploy and use ATM network backbones for both data and packetized voice transmission and have announced plans to transport interstate long distance calls via such voice-over-data technology. The introduction of such new products or emergence of such new technologies may reduce the cost or increase the supply of certain services similar to those provided by the Company. The Company cannot predict which of many possible future product and service offerings will be crucial to maintain its competitive position or what expenditures will be required to develop profitably and provide such products and services.

         The Company believes its existing and planned rights-of-way along interstate highway systems and public utility infrastructures have played and could continue to play a significant role in achieving its business objectives. However, there can be no assurance that competitors will not obtain rights to use the same or similar rights-of-way for expansion of their communications networks.

    Many of the Company's competitors and potential competitors have financial, personnel, marketing and other resources significantly greater than those of the Company, as well as other competitive advantages. A continuing trend toward business combinations and alliances in the telecommunications industry may increase the resources available to DTI's competitors, create significant new competitors and potentially decrease the Company's carrier customer base. The ability of DTI to compete effectively will depend upon, among other things, its ability to deploy the DTI network and to maintain high quality services at prices equal to or below those charged by its competitors. There can be no assurance that the Company will be able to compete successfully with existing competitors or new entrants in the markets for carrier's carrier services and end-user services. Failure of the Company to do so would have a material adverse effect on the Company.

Need to Obtain and Maintain Franchises, Permits and Rights-of-Way

    In order to develop its networks, the Company must obtain local franchises and other permits, as well as rights to utilize underground conduit, pole space and other rights-of-way from entities such as utilities, state highway authorities, local governments, ILECs and IXCs. The Telecom Act requires that local governmental authorities treat telecommunications carriers in a competitively neutral, non-discriminatory manner, and that most utilities, including electric companies and most ILECs, afford CLECs access to their conduits, poles and rights-of-way at reasonable rates and on non-discriminatory terms and conditions. However, owners of rights-of-way, particularly the ILECs, may seek to delay the Company's access. The Company has entered into long-term agreements with highway authorities in Missouri, Arkansas and Kansas and with electric utilities operating in Missouri and southern Illinois, pursuant to which the Company generally has access to various rights-of-ways in given localities. However, these agreements cover only a small portion of the planned DTI network. There can be no assurance that the Company will be able to maintain its existing franchises, permits and rights-of-way or to obtain and maintain the other franchises, permits and rights-of-way needed to complete the DTI network on acceptable terms. Although the Company does not believe that any of its existing franchises, permits or rights-of-way will be terminated or not renewed as needed, termination or non-renewal of certain of franchises, permits or rights-of-way relating to a significant portion of the existing DTI network could materially adversely affect the Company.

Dependence on Limited Number of Large Customers

    The Company has business relationships with a small number of large customers. During fiscal years 1996, 1997 and 1998 the Company's three largest customers accounted for 52%, 53% and 66%, respectively, of the Company's telecommunications services revenues. In addition, the Company's business plan


                                      99-6
assumes that a large proportion of its future revenues will come from its carrier's carrier services, which by their nature are marketed to a limited number of telecommunications carriers. Carrier customers will frequently change suppliers based on very small changes in prices. To the extent the Company sells to its carrier customers on a short-term basis, it will be particularly vulnerable to price competition. Therefore, dissatisfaction with the Company's services by a relatively small number of customers could have a material adverse effect on the Company's business, financial condition and results of operations. The Company is aware that certain IXCs are constructing or considering construction of new networks, or buying companies with local networks, which could reduce their need for the Company's services. In addition, it is possible that as IXCs expand their product offerings and networks, and the Company expands its product offerings and the geographic scope of the DTI network, the Company may become a competitor of one or more of its large customers for certain end-user customers. Accordingly, there can be no assurance that any of the Company's carrier's carrier customers will continue to use or increase their use of the Company's services, which would have a material adverse effect on the Company's business, financial condition and results of operations.

Expansion and Managing Anticipated Rapid Growth

    The Company must grow rapidly in order to implement its business plan and be able to make payments on the Senior Discount Notes. The Company had 29 full time employees as of September 30, 1998. Rapid growth will place a significant strain on the Company's administrative, operational, management and financial resources. The expansion of the DTI network and the Company's services will depend on, among other things, its ability to enter new markets, design fiber optic network routes, construct, acquire and install facilities and obtain rights-of-way, building access and any required government authorizations and/or permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions. The expansion of the DTI network and services also will require substantial growth in the Company's management base, systems and other operations. Implementation of the Company's current and future expansion plans will also depend on factors such as: (i) the availability of financing and regulatory approvals; (ii) the existence of strategic alliances or relationships; (iii) technological, regulatory or other developments in the Company's business; (iv) changes in the competitive climate in which the Company operates; and (v) the emergence of future opportunities. There can be no assurance that the Company will be able to expand its existing network or services in a cost effective manner.

    A key part of the Company's business strategy is to achieve rapid growth by expanding the DTI network from its existing Missouri/Arkansas base and building additional rings adjacent to existing rings where one side already exists. In addition, the Company intends to light those portions of routes that close regional rings that adjoin existing rings and those that initiate new rings in areas in which strong carrier interest has been expressed. The Company's ability to manage its expansion effectively will depend upon, among other things: (i) expansion, training and management of its employee base, including attracting and retaining highly skilled personnel; (ii) expansion and improvement of the Company's customer service, billing and support systems and improvement or cost-effective outsourcing of the Company's operational and financial systems;
(iii) development,  introduction and marketing of new products and services; and
(iv) control of the Company's expenses. The failure of the Company to satisfy these requirements and to otherwise manage its growth effectively would have a material adverse effect on the Company.

Dependence on Key Personnel

    The Company's future performance depends to a significant degree upon the continued contributions of a small number of key executives, particularly Richard D. Weinstein, the Company's founder, Chief Executive Officer and President. The Company has entered into employment agreements with certain of these executives. Nonetheless, the loss of these individuals and the inability of the Company to attract and retain suitable replacements could have a material adverse effect on the Company's business, financial condition, results of operations and business prospects. In the past, the Company has lost the services of certain of its senior executives. The Company's future success and ability to manage growth will be dependent also upon its ability to hire and retain additional highly skilled employees for a variety of management, engineering, technical, and sales and marketing positions. The competition for such personnel is intense. There can be no assurance that the Company will be able to attract and retain sufficient qualified personnel. The failure to do so could have a material adverse effect on the Company.

Dependence on Single or Limited Source Suppliers

    The Company is dependent upon single or limited source suppliers for its fiber optic cable and electronic equipment used in the DTI network, some of which components employ advanced technologies built to specifications provided


                                      99-7
by the Company to such suppliers. In particular, the Company is dependent primarily on Pirelli Cables and Systems LLC ("Pirelli"), with whom the Company has entered into a two-year agreement to purchase all of its fiber optic cable. The Company has also entered into a three-year agreement with Pirelli pursuant to which the Company agreed to purchase from such affiliate at least 80% of its needs for DWDM equipment. Therefore, the Company is dependent on Pirelli and to a lesser extent, Ciena Corporation, for DWDM equipment. To date, the Company's arrangements have provided it with a supply of fiber optic cable at a stable, attractive price. DTI's network design strategy also is dependent on obtaining transmission equipment from Fujitsu Network Transmission Systems, Inc. ("Fujitsu") which supplies such equipment to other substantially larger customers. There can be no assurance that the Company's suppliers will be able to meet the Company's future requirements on a timely basis. The Company believes that there are alternative suppliers or alternative components for all of the components contained in the planned DTI network. However, any extended interruption in the supply of any of the key components currently obtained from a single or limited source, disturbance in the pricing arrangements with Pirelli or Fujitsu, or delay in transitioning a replacement supplier's product into the DTI network, could disrupt the Company's operations and have a material adverse effect on the Company's operating results and its ability to make payments on the Senior Discount Notes. In addition, the substitution of different DWDM equipment might prove technically difficult, leading to delays and added expense. There can be no assurance that such interruption, disturbance, delay or expense will not occur or that the Company will be successful in obtaining alternative suppliers. Significant delays in the expansion of the DTI network resulting from interruptions in the supply of any key network components or other problems with suppliers could have a material adverse effect on the Company.

    Some of the technologically advanced equipment, including the DWDM equipment, which the Company plans to deploy in the DTI network has not been extensively field tested. The Company believes that such equipment will meet or exceed the required specifications and will perform satisfactorily once installed. However, any extended failure of such equipment to perform as expected could have a material adverse effect on the Company.

Performance Guarantees Under Customer IRU Agreements

    The Company has a continuing obligation to guarantee the performance of the fibers that are subject to IRUs leased by the Company to its carrier customers. These costs are potentially significant, and the Company cannot reasonably estimate such costs over the terms of the IRU agreements due principally to the limited history of operations of the Company to date, the long-term nature of the agreements and the various possible causes of service disruption that the Company must remedy pursuant to the agreements, many of which causes are beyond the control of the Company. There can be no assurance that such costs will not be material or will not have a material adverse effect on the Company.

Pricing Pressures and Risk of Industry Over-Capacity

    Although the Company believes that, in the last several years, increasing demand has corrected the telecommunications capacity supply imbalance and slowed the decline in prices, the Company anticipates that prices for carrier's carrier services and end-user services will continue to decline over the next several years due primarily to (i) installation of additional fiber that provides substantially more transmission capacity than will be needed over the short or medium term, (ii) technological advances that permit substantial increases in the transmission capacity of both new and existing fiber, and (iii) strategic alliances or similar transactions, such as long distance capacity purchasing alliances among certain RBOCs, that increase customer purchasing power.
Such price decreases could have a material adverse effect on the Company.

    Since the cost of fiber and related equipment is a small portion of building new transmission lines, persons building such lines are likely to install substantially more fiber than they expect to use over the short or medium term. This can lead to substantial over-capacity and price declines. In addition, if the Company sells any carrier more capacity on its routes than such carrier ultimately needs, then such carrier may resell such capacity, causing further price competition. Likewise, if the Company acquires fiber on other carriers' networks, those carriers will be well positioned to engage in price competition with the Company. Furthermore, the marginal cost of carrying calls over fiber optic cable is extremely low. As a result, certain industry observers have predicted that, within a few years, there may be dramatic and substantial price declines and that long distance calls will not be significantly more expensive than local calls. Any of the foregoing could have a material adverse effect on the Company.



                                      99-8

Rapid Technological Changes

    The telecommunications industry is subject to rapid and significant changes in technology. For instance, recent technological advances including DWDM equipment permit substantial increases in transmission capacity of both new and existing fiber, and the introduction of new products or the emergence of new technologies may reduce the cost or increase the supply of certain services similar to those provided by the Company. While the Company believes that, for the foreseeable future, technological changes will neither materially affect the continued use of fiber optic cable nor materially hinder the Company's ability to acquire necessary technologies, the actual effect of technological changes on the Company's operations cannot be predicted and could have a material adverse effect on the Company.

Development of Accounting, Processing and Information Systems; Year 2000 Compliance

    Sophisticated information and processing systems are vital to the Company's operations and growth and its ability to monitor costs, process customer orders, provide customer service, render monthly invoices for services and achieve operating efficiencies. The Company has developed processes and procedures in the implementation and servicing of customer orders for telecommunications services, the provisioning, installation and delivery of those services and monthly billing for those services. However, the Company must improve its internal processes and procedures and install additional accounting, processing and information systems to accommodate its anticipated growth. The Company intends to obtain and install the accounting, processing and information systems necessary to provide its services efficiently. However, there can be no assurance that the Company will be able to successfully obtain, install or operate such systems. The failure to develop effective internal processes and systems for these service elements could have a material adverse effect upon the Company's ability to achieve its growth strategy. As the Company begins to provide local switched services, the need for sophisticated billing and information systems will also increase significantly and the Company will have significant additional requirements for data interface with ILECs. Additionally, any acquisitions would place additional burdens on the Company's accounting, information and other systems.

    While the Company believes that its existing systems and software applications are, and that any new systems to be installed will be, Year 2000 compliant, there can be no assurance until the year 2000 that all of the Company's systems then in place will function adequately. The failure of the Company's systems or software applications to accommodate the year 2000 could have a material adverse effect on its business, financial condition and results of operations. Further, if the systems or software applications of telecommunications equipment suppliers, ILECs, IXCs or others on whose services or products the Company depends are not Year 2000 compliant, any loss of such services or products could have a material adverse effect on the Company's business, financial condition and results of operations. The Company intends to continue to monitor the performance of its accounting, information and processing systems and software applications and those of its suppliers and customers to identify and resolve any Year 2000 issues. To the extent necessary, the Company may need to replace, upgrade or reprogram certain systems to ensure that all interfacing applications will be Year 2000 compliant when operating jointly. Based on current information, the Company does not expect that the costs of such replacements, upgrades and reprogramming will be material to its business, financial condition or results of operations. Most major domestic carriers have announced that they expect to achieve Year 2000 compliance for their networks and support systems by mid-1999; however, other domestic and international carriers may not be Year 2000 compliant, and failures on their networks and systems could adversely affect the operation of the Company's networks and support systems and have a material adverse effect on the Company's business, financial condition and results of operations. The Company has not developed a contingency plan with respect to the failure of its systems or the systems of its suppliers or other carriers to achieve year 2000 compliance.

    Unanticipated problems in any of the above areas, or the Company's inability to implement solutions in a timely manner or to establish or upgrade systems as necessary, could have a material adverse impact on the ability of the Company to reach its objectives and on its business, financial condition and results of operations.

Regulation Risks

         The Company is required to obtain certain authorizations from state public utility commissions ("PUC") to offer certain of its telecommunication services, as well as to file tariffs with the FCC and the PUCs for many of its services. The Company has received state certification from the states of


                                      99-9

Missouri and Illinois, has filed for certification in the states of Arkansas, Georgia, Iowa, Kansas, Oklahoma, and Texas, and is in the process of preparing and filing the necessary tariffs and additional applications for certification to provide services throughout the planned DTI network. The receipt by the Company of necessary state certifications is dependent upon the specific procedural requirements of the applicable PUC and the workload of its staff. Additionally, receipt of state certifications may be subject to delay as a result of a challenge to the applications and/or tariffs by third parties, including the ILECS, which could cause the Company to delay the Company's provision of services over affected portions of the planned DTI network and to incur substantial legal and administrative expenses. To date, the Company has not experienced significant difficulties in receiving certifications, maintaining tariffs, or otherwise complying with its regulatory obligations. There can be no assurances, however, that the Company will not experience delay or be subject to third-party challenges in obtaining necessary regulatory authorizations. The failure to obtain such authorizations on a timely basis would have a material adverse effect on the Company's business, financial condition and results of operations.

         The Company's ability to provide local switched services is heavily dependent upon implementation of the provisions of the Telecom Act. The Telecom Act preempted state and local laws to the extent that they prohibited local telephone competition, and imposed a variety of new duties on incumbent local exchange carriers intended to advance such competition, including the duty to negotiate in good faith with competitors requesting interconnection to the ILEC's network. Negotiation with ILECS, however, has sometimes involved considerable delays and the resulting agreements may not necessarily be obtained on terms and conditions that are acceptable to the Company. In such instances, the Company may petition the proper state regulatory agency to arbitrate disputed issues. There can be no assurance that the Company will be able to negotiate acceptable new interconnection agreements with ILECs or that if the state regulatory agency impose terms and conditions on the parties in arbitration, such terms will be acceptable to the Company.

         On August 1, 1996, the FCC adopted an order in which it attempted to adopt a framework of minimum, national rules to enable the states and the FCC to implement the local competition provisions of the Telecom Act. This order included pricing rules that apply to state commissions when they are called on to arbitrate rate disputes between ILECS and entities entering the local telephone market. The order also included rules addressing the three paths of entry into the local telephone market. Several parties filed appeals of the order, which were consolidated in the U.S. Court of Appeals for the Eighth Circuit ("Eighth Circuit"). On October 15, 1996, the Eighth Circuit issued a stay of the implementation of certain of the FCC's rules and on July 18, 1997, the Court issued its first decision finding that the FCC lacked statutory authority under the Telecom Act for certain of its rules, particularly the pricing standards governing unbundled local network elements or wholesale local services of the ILECS. The Court also struck down other FCC rules, including the one which would have enable new entrants to "pick and choose" from provisions of established interconnection agreements between the ILECs and other carriers. The Court rejected certain other objections to the FCC rules brought by the ILECs or the states, including challenges to the FCC's definition of unbundled elements, and to the FCC's rules allowing new competitors to create their own networks by combining ILEC network elements together without adding additional facilities of their own.

         On October 14, 1997, the Court issued its second decision in the case and ruled in favor of the ILECS petitioners and substantially modified it July 18, 1997 decision. The Eighth Circuit ruled that ILECs cannot be compelled to "combine" two or more unbundled elements into "platforms" or combinations, finding that IXC must either combine the elements themselves, or purchase entire retail services at the applicable wholesale discount if they wish to offer local services to their customers. The latter omission was the subject of petitions for reconsideration filed with the Eight Circuit by ILECs.

         On August 10, 1998, in its third decision, the Eighth Circuit upheld the FCC's determination that ILECs have the duty to provide unbundled access to "shared transport" as a network element. On September 24, 11998, GTE Corporation, SBC Communications, Inc. ("SBC"), Ameritech Corporation ("Ameritech"), Bell Atlantic Corporation, and U S West, among others, asked the Eighth Circuit to reconsider its August 10, 1998 ruling.

         The overall impact of the Eighth Circuit's decisions is to materially reduce the role of the FCC in fostering local competition, including it ability to take enforcement action if the Telecom Act is violated, and increase the role of state utility commission. The Supreme Court recently announced that it would review the Eighth Circuit's first decision. Most state commissions have initiated or implemented procedures to promote local telephone competition using the authority they have under the ruling, lessening the significance of the reduced FCC role. At this time the impact of the Eighth Circuit's decisions


                                     99-10
cannot be evaluated, but there can be no assurances that the Eighth Circuit's decisions and related developments will not have a material adverse affect on the Company.

         The Telecom Act also creates the foundation for increased competition in the long distance market form ILECs, which could affect the successful implementation of the Company's business plans. For example, certain provisions eliminate previous prohibitions on the provision of inter-LATA long distance services (both carrier's carrier and end-user services) by the RBOCs, subject to compliance by such companies with requirements set forth in the Telecom Act and implemented by the FCC. The FCC currently has not found any application by a RBOC to provide inter-LATA long distance services within regions in which it provides local exchange services ("In-region Inter-LATA Long Distance Services") to meet the requirements set forth in the Telecom Act or comply with the rules and regulations implemented by the FCC.

         SBC Communications, Inc. ("SBC") challenged the constitutionality of the provisions of the Telecom Act applicable to the RBOC's provision of In-region Inter-LATA Long Distance Services in the U.S. District Court, Northern District of Texas (Wichita Falls) (the "SBC Court") (the "SBC Communications Case"). On December 31, 1997, the SBC Court overturned, as unconstitutional, the provisions of the Telecom Act which prevented SBC from providing In-region Inter-LATA Long Distance Services without demonstrating that the local exchange market was opened to local competition. AT&T, MCI, and other intervenors, and the FCC filed petitions for stay of the decision in the SBC Court. On February 11, 1998, the SBC Court stayed its decision in the SBC Communications Case, which placed the provisions of the Telecom Act found to be unconstitutional back into effect. On September 4, 1998, the U.S. Court of Appeals for the Fifth Circuit ("Fifth Circuit") found that the provisions of the Telecom Act relating to the RBOC's provision of In-region Inter-LATA Long Distance services was constitutional, and reversed the SBC Court's ruling. SBC has not determined whether it will appeal the Fifth Circuit's ruling to the Supreme Court.

         SBC also challenged the FCC's rejection of its application to provide In-region Inter-LATA Long Distance services in Oklahoma in the U.S. Court of Appeals for the District of Columbia ("D.C. Circuit Court"). On March 20, 1998, the D.C. Circuit Court upheld the FCC's ruling. BellSouth also petitioned the D.C. Circuit Court to review the FCC's rejection of BellSouth's application to provide In-region Inter-LATA Long Distance Services in South Carolina and to determine the constitutionality of the applicable provisions of the Telecom Act. On September 24, 1998, a three-judge panel heard oral arguments by the parties in the case. U S West has intervened in the SBC and BellSouth challenges, and the decisions in each case would apply to U S West.

         The FCC also has rejected the application of Ameritech to provide In-region Inter-LATA Long Distance Services in Michigan and a BellSouth application for such service in Louisiana. In July 1998, BellSouth re-filed its application to provide In-region Inter-LATA Long Distance Services in Louisiana, which application remains pending before the FCC.

         On January 22, 1998, the Eighth Circuit ordered the FCC to abide by the Eighth Circuit's mandate and to refrain from subsequent attempts to apply either directly or indirectly the FCC's vacated pricing policies and to confine its consideration of whether a RBOC has complied with the pricing methodology and rules adopted by the state commission in effect in the respective states in which such RBOC seeks to provide In-Region Inter-LATA Long Distance Services.

         On September 28, 1998, the FCC barred U S West and Ameritech from marketing long distance service on behalf of Qwest Communications, Inc. ("Qwest"). The FCC found that the arrangements which permitted the RBOCs to collect fees for referring customers to Qwest violated the Telecom Act. U S West stated that it will appeal the FCC's ruling. Ameritech has not determined its course of action.

         The Company would be adversely affected if the RBOCS were allowed to provide wireline long distance services within their own regions before local competition is established. There are no assurances that further appeals of the FCC's rulings and the provisions of the Telecom Act applicable to the RBOCs' provision of In-region Inter-LATA Long Distance Services will not be adverse to the Company.

         In a related development, on May 8, 1997, the FCC released an order intended to reform its system of interstate access charges to make that regime compatible with the pro-competition deregulatory framework of the Telecom Act. The order adopted various changes to it rules and policies governing interstate access service pricing designed to move access charges, over time, to more economically efficient levels and rate structures. On August 19, 1998, the Eighth Circuit upheld the FCC's decision in regard to interstate access charges. Though the Company believes that access reform through lowering and/or eliminating excessive access service charges will have a positive effect on its


                                     99-11
services offerings and operations, it cannot predict how or when such benefits may present themselves, or the outcome of additional judicial appeals or pending petitions for FCC reconsideration.

         The Company also will be affected by how the states regulate the retail prices of the ILECs with which it competes. As the degree of intrastate competition increases, the states may offer the ILECs increasing pricing flexibility. This flexibility may present the ILECS with an opportunity to subsidize services that compete with the Company's services with revenues generated by non-competitive services, thereby allowing ILECs to offer competitive services at lower prices than they may otherwise could. Any pricing flexibility or other significant deregulation of the ILECs by the states could have a material adverse effect on the Company.

         In addition to the rules effecting local and long distance competition, the FCC or the states have adopted, or may adopt, rules and regulations which impose fees or surcharges based on revenues derived from provision of telecommunications services by the Company or require changes to the Company's network configuration to provide certain services. Compliance by the Company with these existing and future regulations may have a material adverse effect on the Company's results of operations.

Variability of Operating Results

    As the Company expands the DTI network, it will incur significant costs relating principally to fiber, switching and other equipment and construction costs. The installation and expansion of the DTI network has required and will continue to require considerable expenses in advance of anticipated revenues associated with newly constructed or acquired network routes and may cause substantial fluctuations in the Company's operating results. The losses created by this lag in revenues are expected to increase until the revenues from the completed DTI network overtake the costs associated with its deployment. The Company may incur significant and possibly increasing operating losses and expects to generate negative net cash flow after capital expenditures during at least the next two years of the Company's expansion of the DTI network.